UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Disposal dated 1st September 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: September 1, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: September 1, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

 1 September 2010

Barclays PLC

Barclays completes the sale of HomEq Servicing to Ocwen Loan Servicing LLC

Following receipt of regulatory and other applicable approvals, Barclays Bank PLC ("Barclays") has completed the sale of HomEq Servicing ("HomEq") to Ocwen Loan Servicing LLC, a subsidiary of Ocwen Financial Corporation, which was initially announced on 28 May 2010.

- Ends -

For further information, please contact:

Barclays
Investor Relations                                            Media Relations
Stephen Jones                                                   Gemma Walmsley
+44 (0) 20 7116 5752                                         +44 (0) 20 7116 6586

Barclays Capital
Leigh Bruce/Michael O'Looney
+44 (0)20 7773 7371/+1 212 412 5876

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.
For further information about Barclays, please visit our website www.barclays.com.

About HomEq

HomEq Servicing is the US mortgage servicing business of Barclays Capital and services mortgages with an unpaid principal balance of approximately $23.8bn as at 26 August 2010. The principal assets subject to the transaction are the mortgage servicing rights and associated servicer advances, as well as the servicing platform based in Sacramento, California and Raleigh, North Carolina. HomEq employs 1,162 people.